UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

December 18, 2015

Commission File Number: 001-36815

Ascendis Pharma A/S

(Exact Name of Registrant as Specified in Its Charter)

Tuborg Boulevard 12

DK-2900 Hellerup

Denmark

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INCORPORATION BY REFERENCE

This report on Form 6-K and Exhibit 1.1 thereto shall be deemed to be incorporated by reference into the registration statement on Form S-8 (Registration Number 333-203040) of Ascendis Pharma A/S (the “Company”) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Warrant Grants

On December 18, 2015, the Company’s board of directors granted an aggregate of (i) 155,408 warrants to the Company’s non-employee members of the board of directors, (ii) 650,000 warrants to the members of the Company’s senior management and (iii) 217,500 warrants to other employees and service providers of the Company (collectively, the “Warrants”). In connection with the grant of these Warrants, the Company’s board of directors amended the Company’s Articles of Association to adopt a new Appendix 1 to the Articles of Association, which sets forth the terms and conditions of the Warrants, in accordance with the Danish Companies Act. Each Warrant confers the right to subscribe for one ordinary share of the Company and has an exercise price equal to US$16.99 per share, the closing price of the American Depositary Shares representing the Company’s ordinary shares as reported on the date of grant. Subject to earlier vesting upon the occurrence of certain exit events, these Warrants vest at a rate of 1/48th per month from the date of grant subject to continued service. With respect to employees, in the event that a Warrant holder terminates employment due to the Company’s breach of employment terms or the Company terminates the employment relationship and the holder has not given the Company good reason to do so, such holder’s Warrants will continue to vest post-termination in accordance with the same vesting schedule. The Warrants have a term of 10 years and vested Warrants may be exercised during four exercise periods per year that each begin two full trading days after the publication of the Company’s earnings data for a fiscal quarter and each continue until the end of the second-to-last trading day for the quarter in which the relevant data is published.

After giving effect to the grant of the Warrants described above, warrants to subscribe for an additional 3,977,092 ordinary shares of the Company remain available for future grant by the Company’s board of directors pursuant to the Company’s Articles of Association.

The foregoing description of the terms of the Warrants does not purport to be complete and is subject to, and is qualified in its entirety by, reference to Appendix 1 of the Company’s Articles of Association, which is included as Exhibit 1.1 this report on Form 6-K and incorporated by reference herein.

Exhibits

Reference is made to the Exhibit Index included hereto.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Ascendis Pharma A/S

Date: December 18, 2015	By:	/s/ Michael Wolff Jensen
Michael Wolff Jensen Senior Vice President, General Counsel

EXHIBIT INDEX

Exhibit No.	Description

1.1	Appendix 1 to Articles of Association.